Filed by BayCom Corp

Pursuant to Rule 425 under the Securities

Act of 1933

Subject Company: Pacific Enterprise Bancorp

Filer’s SEC File Number: 001-38483

Date: December 8, 2021

Leading Independent Proxy Advisory Firm Recommends That Pacific Enterprise Bancorp Shareholders Vote “FOR” Proposed Merger with BayCom Corp

December 8, 2021 – IRVINE, CA – (BUSINESS WIRE) – Pacific Enterprise Bancorp (“PEB”) (OTCM: PEBN) today announced that leading independent proxy advisory firm, Institutional Shareholder Services Inc. (“ISS”), has recommended that PEB shareholders vote “FOR” the proposed merger with BayCom Corp (“BayCom”), as described in PEB’s proxy materials for the special meeting of its shareholders to be held at 4:00 p.m., Pacific time, on December 13, 2021.

ISS is widely recognized as a leading independent voting and corporate governance advisory firm. Its analyses and recommendations are relied on by many major institutional investment firms, mutual funds and fiduciaries throughout North America. For every merger and acquisition analysis, ISS reviews publicly available information and evaluates the merits and drawbacks of the proposed transaction, balancing various factors including, but not limited to, the valuation, market reaction, strategic rationale, negotiations and process, conflicts of interest, and governance.

In its report, ISS stated: “While PEBN shareholders may be concerned that the offer implies a material discount to the unaffected share price, there are compelling reasons to support the transaction. The board appears to have conducted a thorough review of strategic alternatives, reaching out to over 50 potential merger partners and drawing only three bids, before deciding that a transaction with BCML would provide the most value for shareholders. There appear to be significant risks to the standalone strategy due to PEBN's relatively small size, including regulatory and competitive pressures, and incoming costs related to renewal or replacement of its core banking systems, all of which can be lessened or alleviated by combining into a much larger banking entity. Due to the all-stock consideration, shareholders can participate in the upside potential of the combined entity and should be able to benefit from increased trading liquidity. Finally, the consideration appears reasonable based on the valuation figures from the fairness opinion. Based on these factors, support for this proposal is warranted.”

Commenting on the proxy advisor’s report, Brian Halle, President and Chief Executive Officer of PEB, said “The ISS recommendation is consistent with our view that the combined company will be even more effective in meeting the needs of the communities we serve. Couple that with a much lower, diversified cost of funds and we are optimistic that the combined company’s profitability will improve, confirming our belief that the merger provides a compelling strategic opportunity to enhance value for Pacific Enterprise Bancorp shareholders."

The merger has been approved by the boards of directors of both companies and all regulatory approvals for the consummation of the merger have been received.

The PEB Board of Directors recommends that shareholders vote “FOR” the approval of the principal terms of the Agreement and Plan of Merger, dated as of September 7, 2021, by and between BayCom and PEB in advance of the special meeting of shareholders. Shareholders are encouraged to vote their shares, no matter how many or how few shares they own.

Whether or not a shareholder intends to attend the special meeting in person, the PEB Board of Directors asks that the shareholder vote TODAY by phone or internet by following the instructions on the previously mailed proxy card. Any shareholder with questions about the special meeting or in need of assistance in voting their shares should contact PEB’s proxy solicitor Georgeson toll-free at (800) 509-0984.

About Pacific Enterprise Bancorp

Pacific Enterprise Bancorp is a bank holding company organized under the laws of the state of California. Its banking subsidiary, Pacific Enterprise Bank, is a California state-chartered bank with one branch located in Irvine, California. Additional information about PEB may be found at http://www.pacificenterprisebank.com or by calling (949) 623-7600.

Important Additional Information About the Merger and Where to Find It

In connection with the merger, on October 18, 2021, BayCom filed with the SEC a registration statement on Form S-4 that includes a joint proxy statement of BayCom and PEB and a prospectus of BayCom, as well as other relevant documents concerning the proposed transaction. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT ON FORM S-4, THE JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT BAYCOM, PEB AND THE PROPOSED MERGER. The joint proxy statement/prospectus was sent to the shareholders of PEB and BayCom seeking the required shareholder approvals on or about November 4, 2021. Investors and security holders are able to obtain free copies of the registration statement on Form S-4 and the related joint proxy statement/prospectus, as well as other documents filed with the SEC by BayCom through the web site maintained by the SEC at www.sec.gov. These documents can also be obtained free of charge by accessing BayCom’s website at www.unitedbusinessbank.com under the tab “Investor Information” and then under “Documents”. Alternatively, these documents can be obtained free of charge by directing a written request to either BayCom Corp, 500 Ygnacio Valley Road, Suite 200, Walnut Creek, California, 94596, Attn: Agnes Chiu or by calling (925) 476-1843, or to Pacific Enterprise Bancorp, 17748 Skypark Circle, Suite 100, Irvine, CA 92614, Attn: Jerro Otsuki, or by calling (949) 623-7592.

Participants in this Transaction

BayCom, PEB and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of BayCom and PEB in connection with the proposed transaction. Information about BayCom’s participants may be found in the definitive proxy statement of BayCom filed with the SEC on April 29, 2021, and information about PEB’s participants and additional information regarding the interests of these participants may be obtained by reading the Joint Proxy Statement/Prospectus regarding the proposed merger. Free copies of these documents may be obtained as described in the preceding paragraph.

Forward-Looking Statements

This press release contains “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. When used in this press release and in other documents filed with or furnished to the SEC, in public shareholder communications, or in oral statements made with the approval of an authorized executive officer, the words or phrases “may,” “believe,” “will,” “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimate,” “project,” “plans,” “potential,” or similar expressions are intended to identify “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Investors and security holders are cautioned not to place undue reliance on any forward-looking statements, which speak only as of the date such statements are made. These statements may relate to future financial performance, strategic plans or objectives, revenues or earnings projections, or other financial information. By their nature, these statements are subject to numerous uncertainties that could cause actual results to differ materially from those anticipated in the statements. Statements about the expected timing, completion and effects of the proposed merger and all other statements in this communication other than historical facts constitute forward-looking statements.

In addition to factors disclosed in BayCom’s SEC reports, important factors that could cause actual results to differ materially from the results anticipated or projected include, but are not limited to, the following: expected revenues, cost savings, synergies and other benefits from the proposed merger might not be realized within the expected time frames or at all including but not limited to customer and employee retention, and costs or difficulties relating to integration matters, might be greater than expected including as a result of changes in general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which BayCom and PEB operate; the possibility that the proposed merger does not close when expected or at all because required shareholder or other approvals, financial tests or other conditions to closing are not received, satisfied or waived on a timely basis or at all; the risk that the benefits from the proposed merger may not be fully realized or may take longer to realize than expected or be more costly to achieve; the failure to attract new customers and retain existing customers in the manner anticipated; reputational risks and the potential adverse reactions or changes to business, customer or employee relationships, including those resulting from the announcement or completion of the proposed merger; BayCom’s or PEB’s businesses may experience disruptions due to transaction-related uncertainty or other factors making it more difficult to maintain relationships with employees, customers, other business partners or governmental entities; deposit attrition, operating costs, customer loss and business disruption following the transaction, including difficulties in maintaining relationships with employees, may be greater than expected; the diversion of managements’ attention from ongoing business operations and opportunities as a result of the merger or otherwise; changes in BayCom’s or PEB’s stock price before closing, including as a result of its financial performance prior to closing or transaction-related uncertainty, or more generally due to broader stock market movements, and the performance of financial companies and peer group companies; the occurrence of any event, change or other circumstance that could give risk to the right of one or both of the parties to terminate the merger agreement; the outcome of pending or threatened litigation, or of matters before regulatory agencies, whether currently existing or commencing in the future, including litigation related to the proposed merger; changes in interest rates which may affect BayCom’s and PEB’s expected revenues, credit quality deterioration, reductions in real estate values, or reductions in BayCom’s and PEB’s net income, cash flows or the market value of assets, including its investment securities; each of BayCom’s and PEB’s potential exposure to unknown or contingent liabilities of the other party; dilution caused by BayCom’s issuance of additional shares of BayCom common stock in connection with the merger; the possibility that the proposed merger is more expensive to complete than anticipated, including as a result of unexpected factors or events; future acquisitions by BayCom of other depository institutions or lines of business; and that the COVID-19 pandemic, including uncertainty and volatility in financial, commodities and other markets, and disruptions to banking and other financial activity, could harm BayCom’s or PEB’s business, financial position and results of operations, and could adversely affect the timing and anticipated benefits of the proposed merger.

Additional factors which could affect the forward-looking statements can be found in the cautionary language included under the headings “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in BayCom’s Annual Report on Form 10-K filed with the SEC for the year ended December 31, 2020, and other documents subsequently filed by BayCom with the SEC.

You should not place undue reliance on forward-looking statements and BayCom and PEB undertake no obligation to update or revise any such statements to reflect circumstances or events that occur after the date on which the forward-looking statement is made, whether as a result of new information, future events or otherwise.